SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2006

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___

Other Important Business Matters
SIGNATURES

Other Important Business Matters
A.      Reason for filing : Subscription of convertible bonds issued by China Unicom Limited (HK) (“China Unicom”)
B.      Details
Our board of directors approved plans to subscribe for convertible bonds issued by China Unicom under the conditions mentioned below:
1.	Issuer: China Unicom

2.	Number of shares to be acquired by SKT in the event all convertible bonds are converted into common shares: 899,745,075 Shares

3.	SKTs’ equity interest in China Unicom after conversion of all convertible bonds: 6.67%

4.	Total subscription price: Up to US$1 billion, or Won 961,700 million (at an exchange rate of US$1.00 = Won 961.70).

5.	Equity capital: Won 8,257,880 million

6.	Equity capital ratio: 11.65%

7.	Purpose of acquisition : To build a foundation for entering the China market by establishing a cooperative relationship with China Unicom.

8.	Proposed subscription date: July 5, 2006

9.	Others:
•	SKT is prohibited from transferring the convertible bonds to third parties other than affiliates of SK Telecom for a period of one year from the issue date.

•	Convertible bonds have a three-year maturity and put option exercisable two years from issue date.

•	Exercise period for conversion right : The period commencing on the first anniversary of the issue date until seven days prior to maturity.
C.      Date of the board of directors’ resolution: June 20, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)

By: /s/ Hyun Jong Song
(Signature)
Name: Hyun Jong Song Title: Vice President

Date: June 21, 2006

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